Dec.23rd, 2008

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention: Ernest Greene, Division of Corporation Finance

         Re:    Great Wall Builders Ltd.,
                   Item 4.02 Form 8-K
                   Filed: November 12,2008
                   File No: 333-153182

Dear Mr. Greene,
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filing on Form 8-K,Item 4.02 for Great Wall Builders Ltd., in your letter dated Nov.18,2008, (the "Comment Letter") addressed to Tian Jia, our Chief Executive Officer and Chief Financial Officer.

We are writing to respond to the comments and, where appropriate. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

1. Please amend your report to include all of the information required by Item 4.02(1) of Form 8-K, including disclosure of the following information: the date of the conclusion regarding the non-reliance; and a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a)

Ans: A recently filed 8-K/A has included all the answers to this specific question.

2.	Please disclosed the nature of any known restatements in your amended Item 4.02

Ans: None.

3.
We note that you intend to fill a restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after your file the restated financial statements.

Ans: An amended 10-Q was filed on Nov.12, 2008

4.
We remind you that when you file your restated Form 10-Q, you should appropriately address the following: updated Item 4 disclosures should include the following: a discussion of the restatement and the facts and circumstances surrounding it, how the restatement impacted the CEO and CF)’s original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 307© of Regulation S-K.

Ans: Yes. We have included the following Explanatory Note on the Form 10-Q/A:

EXPLANATORY NOTE

“ This Amendment No. 1 on Form 10-Q/A is filed to amend the Quarterly Report on Form 10-Q of Great Wall Builders Ltd., (the “Company ”) for the fiscal quarter ended September 30, 2008 (the “Initial Filing”) in order to comply with Regulation S-X (17 CFR Part 210.8.03), related to the review of interim report by Moore & Associates Chartered, our Independent Registered Public Accounting Firm prior to filings.

Except as set forth in this Amendment No. 1 on Form 10-Q/A, the other Items in the Initial Filing remain unchanged and are not restated herein. This Amendment No. 1 continues to reflect circumstances as of the date of the Initial Filing and the Company has not updated the disclosures contained therein to reflect events that occurred at a later date.”

5.	Include all updated certifications, which refer to the Form 10-Q/A.

Ans:  Yes, all updated Certifications have been included in the Form10-Q/A.

●	The company is responsible for the adequacy and accuracy of the disclosure in our filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States..

/s/ Tian Jia
Chief Executive Officer &
Chief Financial Officer

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